UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-10410

    Caesars Holdings, Inc.

(Exact name of registrant as specified in its charter)

    One Caesars Palace Drive, Las Vegas, Nevada 89109

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

    Common Stock, Par Value $0.01

(Title of each class of securities covered by this Form)

    None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Caesars Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

*

Explanatory Note: On July 20, 2020, Caesars Holdings, Inc. (formerly known as Caesars Entertainment Corporation), a Delaware corporation (“Former Caesars”), completed a merger transaction under which Former Caesars merged into Colt Merger Sub, Inc., a wholly-owned direct subsidiary of Caesars Entertainment, Inc. (formerly known as Eldorado Resorts, Inc.), a Delaware corporation.

CAESARS HOLDINGS, INC.

Date:	July 30, 2020	By:	/s/Edmund L. Quatmann, Jr.
Name: Edmund L. Quatmann, Jr.
Title: Executive Vice President, Chief Legal Officer and Secretary